Filed by Warner Bros. Discovery, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Warner Bros. Discovery, Inc.

Commission File No.: 001-34177

Date: December 17, 2025

FOR IMMEDIATE RELEASE

December 17, 2025

Warner Bros. Discovery Board of Directors

Unanimously Recommends Shareholders Reject Paramount Tender Offer

Reiterates Recommendation in Support of Netflix Combination, Which Represents Superior, More Certain Value for Shareholders

Paramount Offer Reflects Inadequate Value and Imposes Numerous, Significant Risks and Costs on WBD

Ellison Family Has Still Not Provided an Equity Backstop, Despite Headline Claims

WBD Board’s Full, Fair and Transparent Review Established a Level Playing Field in a Competitive Process

No Material Difference in Regulatory Risk Between PSKY Offer and Netflix Merger

Illusory, Non-Binding Offer Can Be Terminated or Amended by Paramount At Any Time, Creating

Untenable Degree of Potential Downside to WBD Shareholders

New York, NY- December 17, 2025- Warner Bros. Discovery, Inc. (“Warner Bros. Discovery” or “WBD”) (NASDAQ: WBD) today announced that its Board of Directors (the “Board”) has unanimously determined that the tender offer launched by Paramount Skydance (“PSKY”) (NASDAQ: PSKY) on December 8, 2025 is not in the best interests of WBD and its shareholders and does not meet the criteria of a “Superior Proposal” under the terms of WBD’s merger agreement with Netflix announced on December 5, 2025.

The Warner Bros. Discovery Board unanimously reiterates its recommendation in support of the Netflix combination and recommends that WBD shareholders reject PSKY’s offer.

“Following a careful evaluation of Paramount’s recently launched tender offer, the Board concluded that the offer’s value is inadequate, with significant risks and costs imposed on our shareholders,” said Samuel A. Di Piazza, Jr., Chair of the Warner Bros. Discovery Board of Directors. “This offer once again fails to address key concerns that we have consistently communicated to Paramount throughout our extensive engagement and review of their six previous proposals. We are confident that our merger with Netflix represents superior, more certain value for our shareholders and we look forward to delivering on the compelling benefits of our combination.”

In connection with its determination, today the Board sent a letter to shareholders providing detail on its recommendation to shareholders.

Full text of the letter follows below.

Dear Fellow Shareholders,

As your Board of Directors, we are committed to acting in your best interest. In this spirit, in October, we launched a public review of strategic alternatives to maximize shareholder value. This followed three separate proposals from Paramount Skydance (“PSKY”), as well as interest from multiple other parties.

That thorough process, overseen by the Board with the assistance of independent financial and legal advisors, as well as our management team, led to the company entering into a merger agreement with Netflix on December 4, with the substantial benefits to WBD shareholders described below. Having failed to submit the best proposal for you, our shareholders, PSKY launched an offer nearly identical to its most recently rejected proposal.

As a Board, we have now conducted another review and determined that PSKY’s tender offer remains inferior to the Netflix merger. The Board continues to unanimously recommend the Netflix merger, and that you reject the PSKY offer and not tender your shares.

Below, and in more detail in our 14D-9 filing, we highlight the many reasons for the Board’s determination. None of these reasons will be a surprise to PSKY given our clear, and oft-repeated, feedback on their six prior proposals.

The terms of the Netflix merger are superior. The PSKY offer provides inadequate value and imposes numerous, significant risks and costs on WBD.

The value we have secured for shareholders through the Netflix merger is extraordinary by any measure.

Our agreement with Netflix gives WBD shareholders $23.25 in cash, plus $4.50 in shares of Netflix common stock (based on a collar range of $97.91- $119.67 in the Netflix stock price at the time of closing), plus the additional value of the shares of Discovery Global and the opportunity to participate in future potential upside following Discovery Global’s separation from WBD. The entire Board is confident in our recommendation that Netflix represents the best value-creating path for shareholders.

PSKY has consistently misled WBD shareholders that its proposed transaction has a “full backstop” from the Ellison family. It does not, and never has.

PSKY’s most recent proposal includes a $40.65 billion equity commitment, for which there is no Ellison family commitment of any kind. Instead, they propose that you rely on an unknown and opaque revocable trust for the certainty of this crucial deal funding. Despite having been told repeatedly by WBD how important a full and unconditional financing commitment from the Ellison family was- and despite their own ample resources, as well as multiple assurances by PSKY during our strategic review process that such a commitment was forthcoming- the Ellison family has chosen not to backstop the PSKY offer.

And a revocable trust is no replacement for a secured commitment by a controlling stockholder. The assets and liabilities of the trust are not publicly disclosed and are subject to change. As the name indicates, revocable trusts typically have provisions allowing for assets to be moved at any time. And the documents provided by PSKY for this conditional commitment contain gaps, loopholes and limitations that put you, our shareholders, and our company at risk.

Amplifying the concerns about the credibility of the equity commitment being offered by PSKY, the revocable trust and PSKY have agreed that the trust’s liability for damages, even in the case of a willful breach, would be capped at 7% of its commitment ($2.8 billion on a $108.4 billion transaction). Of course, the damage to WBD and its stockholders were the trust or PSKY to breach their obligations to close a transaction would likely be many multiples of this amount.

WBD’s merger agreement with Netflix is a binding agreement with enforceable commitments, with no need for any equity financing and robust debt commitments. The Netflix merger is fully backed by a public company with a market cap in excess of $400 billion with an investment grade balance sheet. The debt financing for the PSKY bid relies on an unsecure revocable trust commitment as well as the credit worthiness of a $15 billion market cap company with a credit rating at or only a notch above “junk” status from the two leading rating agencies. The financial condition and creditworthiness of PSKY, which, if its proposed transaction were to close, would have a high gross leverage ratio of 6.8x 2026E debt to EBITDA with virtually no current free cash flow generation before synergies, raise substantial risks for its acquisition of WBD. Such debt levels reflect a risky capital structure that is vulnerable to even potentially small changes in the PSKY or WBD business between signing and closing.

Additionally, PSKY contemplates $9 billion in synergies from the mergers of Paramount/Skydance and their offer for WBD. These targets are both ambitious from an operational perspective and would make Hollywood weaker, not stronger.

The Board’s review was full, transparent and competitive- establishing a level playing field that fostered a rigorous and fair process.

The Board repeatedly engaged with all parties, including extensive engagement with PSKY and its advisors over the course of nearly three months. We held dozens of calls and meetings with its principals and advisors including four in-person meetings and meals between David Zaslav and David and/or Larry Ellison and provided multiple opportunities for PSKY to offer a proposal that was superior to those of the other bidders, which PSKY never did.

After each bid, we informed PSKY of the material deficiencies and offered potential solutions. Despite this feedback, PSKY has never submitted a proposal that is superior to the Netflix merger agreement.

Despite PSKY’s media statements to the contrary, the Board does not believe there is a material difference in regulatory risk between the PSKY offer and the Netflix merger.

The Board carefully considered the federal, state, and international regulatory risks for both the Netflix merger and the PSKY offer with its regulatory advisors. The Board believes that each transaction is capable of obtaining the necessary U.S. and foreign regulatory approvals and that any difference between the respective regulatory risk levels is not material. The Board also notes that Netflix has agreed to a record-setting regulatory termination cash fee of $5.8 billion, significantly higher than PSKY’s $5 billion break fee.

The PSKY offer is illusory.

The offer can be terminated or amended by PSKY at any time prior to its completion; it is not the same thing as a binding merger agreement. The first paragraph of the offer states it is “subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time)” and continues on the next page, “we reserve the right to amend the Offer in any respect (including amending the Offer Price)’’. In addition, the offer is not capable of being completed by its current expiration date, due to the need for, among other things, global regulatory approvals, which PSKY indicates may take 12-18 months. Nothing in this structure offers WBD shareholders any deal certainty.

The PSKY offer provides an untenable degree of risk and potential downside for WBD shareholders.

There will be additional costs associated with PSKY’s offer that could impact shareholders.

When considering the PSKY offer at this juncture, it is important to note that its acceptance could incur significant additional costs to shareholders- all of which PSKY has ignored in their communications. WBD would have to pay Netflix a $2.8 billion termination fee, which PSKY has not offered to reimburse. In addition, WBD would incur approximately $1.5 billion in financing costs if we do not complete our planned debt exchange as agreed to with certain of our debtholders, which would not be permitted by the PSKY offer. This additional $4.3 billion in potential costs represents approximately $1.66 per share to be borne by WBD shareholders if the offer does not close.

We look forward to moving ahead with our combination with Netflix and delivering the compelling and certain value it will create for shareholders. We urge you to carefully read the 14D-9 filed with the SEC this morning and available on our website, which more fully details the strategic review process and the Board’s reasons for its recommendation to you.

Sincerely,

The Warner Bros. Discovery Board of Directors

The basis for the Board’s decision is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed today with the U.S. Securities and Exchange Commission.

Allen & Company, J.P. Morgan and Evercore are serving as financial advisors to Warner Bros. Discovery and Wachtell Lipton, Rosen & Katz and Debevoise & Plimpton LLP are serving as legal counsel.

Contacts:

Investors:

Andrew Slabin

(212) 548-5544

andrew.slabin@wbd.com

Peter Lee

(212) 548-5907

peter.lee@wbd.com

Press:

Robert Gibbs

(347) 268-3017

Robert.Gibbs@wbd.com

About Warner Bros. Discovery:

Warner Bros. Discovery is a leading global media and entertainment company that creates and distributes the world’s most differentiated and complete portfolio of branded content across television, film, streaming and gaming. Warner Bros. Discovery inspires, informs and entertains audiences worldwide through its iconic brands and products including: Discovery Channel, HBO Max, discovery+, CNN, DC, TNT Sports, Eurosport, HBO, HGTV, Food Network, OWN, Investigation Discovery, TLC, Magnolia Network, TNT, TBS, truTV, Travel Channel, Animal Planet, Science Channel, Warner Bros. Motion Picture Group, Warner Bros. Television Group, Warner Bros. Pictures Animation, Warner Bros. Games, New Line Cinema, Cartoon Network, Adult Swim, Turner Classic Movies, Discovery en Español, Hogar de HGTV and others. For more information, please visit www.wbd.com.

Important Information about the Tender Offer and Where to Find It

WBD has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer (the “tender offer”) by a subsidiary of PSKY with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE SOLICITATION /RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders may obtain free copies of the solicitation/recommendation statement as well as other filings by WBD, without charge, at the SEC’s website, https://www.sec.gov. In addition, free copies of documents filed with the SEC by WBD will be made available free of charge on WBD’s investor relations website at https://www. ir.wbd.com.

Important Information about the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between WBD and Netflix Inc. (“Netflix”) (the “proposed transaction”). In connection with the proposed transaction, Netflix intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC and WBD intends to file a proxy statement with the SEC. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between WBD and Netflix, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, statements about the tender offer and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; (3) the risk that WBD stockholders may not approve the proposed transaction; (4) the risk that the necessary regulatory approvals for the proposed transaction may not be obtained or may be obtained subject to conditions that are not anticipated; (5) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner; (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the separation could cause a reduction to the consideration for the proposed transaction; (7) risks related to potential litigation brought in connection with the proposed transaction; (8) the risk that the integration of the businesses will be more difficult, time consuming or costly than expected; (9) risks related to financial community and rating agency perceptions of each of WBD and Netflix and their businesses, operations, financial conditions and the industries in which they operate; (10) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (11) failure to realize the benefits expected from the proposed transaction; (12) effects of the announcement, pendency or completion of the proposed transaction on the ability of WBD and Netflix to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; (13) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (14) negative effects of the announcement or the consummation of the proposed transaction on the market price of WBD and/or Netflix common stock; (15) risks relating to the value of the shares of Netflix common stock to be issued in the proposed transaction and uncertainty as to the long-term value of Netflix common stock; (16) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Netflix’s operations after the consummation of the proposed transaction, and on the other conditions to the completion of the proposed transaction; (17) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; (18) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms; (19) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company; (20) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD; (21) the risk that Discovery Global will incur significant indebtedness in connection with the separation, and the degree to which it will be leveraged following completion of the separation may materially and adversely affect its business, financial condition and results of operations; (22) the ability to obtain or consummate financing or refinancing related to the proposed transaction or the separation upon acceptable terms or at all; (23) uncertainties as to how many WBD stockholders will tender their shares in the tender offer; (24) the conditions to the completion of the tender offer, including the receipt of any required stockholder and regulatory approvals; (25) PSKY’s ability to finance the tender offer and the indebtedness PSKY expects to incur in connection with the tender offer; (26) the possibility that PSKY may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate PSKY’s operations with those of PSKY, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the tender offer; and (27) the response of WBD, Netflix or PSKY management to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and will be contained in the Form S-4, containing a proxy statement/prospectus, to be filed by Netflix in connection with the proposed transaction and the registration statement to be filed by Discovery Global in connection with the separation. Neither WBD nor Netflix is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.